Faegre Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

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www.faegredrinker.com

November 24, 2020

VIA EDGAR

Ms. Karen Rossotto

Ms. Christina Fettig

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Re:	The FS Global Credit Opportunities Fund (the “Fund”) (File Nos. 333-249534 and 811-22802)

Dear Mses. Rossotto and Fettig:

On behalf of the Fund, set forth below are responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) telephonically on November 3, 2020 and November 17, 2020, regarding the Registration Statement on Form N-14 8C (the “N-14 8C Registration Statement”) filed on October 19, 2020 (File No. 333-249534). The N-14 8C Registration Statement was filed in connection with the pending reorganization (the “Reorganization”) of the FS Global Credit Opportunities Fund — ADV, FS Global Credit Opportunities Fund — T, FS Global Credit Opportunities Fund — A, FS Global Credit Opportunities Fund — D and FS Global Credit Opportunities Fund — T2 (each a “Feeder Fund” and collectively, the “Feeder Funds”) (Registration Nos. 811-23138, 811-23139, 811-22798, 811-22797 and 811-23243, respectively) into the Fund (together with the Feeder Funds, the “Funds”), which is expected to occur in December of 2020. For your convenience, each of the Staff’s comments is numbered and presented in bold, italicized text below, and each comment is followed by the Registrant’s response. All page references are to page numbers in the N-14 8C Registration Statement. All capitalized terms used but not defined herein have the meaning given to them in the N-14 8C Registration Statement.

Also described below are the changes that the Registrant will make in response to the Staff’s comments in Pre-Effective Amendment No. 1 to the N-14 8C Registration Statement, expected to be filed by the Registrant on or about November 24, 2020 (the “Revised N-14 8C Registration Statement”).

ACCOUNTING COMMENTS

General

1)

Please confirm in correspondence that an updated Consent of Independent Registered Public Accounting Firm will be provided in any Pre-Effective Amendment filed thirty days after the N-14 8C Registration Statement.

The Registrant so confirms.

2)	Please remove the reference to “Financial Statements” in the Consent of Independent Registered Public Accounting Firm.

The Registrant has deleted the aforementioned disclosure.

3)	Please confirm in correspondence if the Reorganization is a business combination or an asset acquisition.

The Registrant confirms that the Reorganization is an asset acquisition.

Questions and Answers Section

4)	In the fee table on page ii, please include the date for which the information is presented.

The Registrant has added the requested disclosure in the Revised N-14 8C Registration Statement.

5)

Please consider adding a statement referring shareholders to the fee table under the Question and Answer entitled “How Will the Fees and Expenses of the Feeder Funds Change as a Result of the Reorganization?”

The Registrant has added the following to the end of the first paragraph of the aforementioned Question and Answer: Please see Current and Pro Forma Expenses under the section entitled “Comparative Fees and Expenses” below.

6)	In the fee table on page ii, the management fees appear to increase after the Reorganization. Please describe what is causing the increase in management fees given the rates are to remain the same.

The amount of the Master Fund’s management fees will increase after the Reorganization because the amount of the Master Fund’s gross assets will increase as a result of the Reorganization. The Feeder Funds’ assets, comprised primarily of cash, will transfer to the Master Fund in the Reorganization.

7)

On page ii under the question entitled “Who Will Pay for the Reorganization,” please disclose (i) an estimate of the total costs of the Reorganization (ii) the rationale for allocating the costs to the Master Fund, and (iii) that the Feeder Funds will bear all the costs and expenses incurred in connection with the Reorganization to the extent it is not consummated.

The Registrant has revised the Answer paragraph of the aforementioned question to state: The cost of the Reorganization is expected to be approximately $436,500. Since these costs represent the non-recurring expense of the Feeder Funds carrying out its obligations under the Plan, the Master Fund will bear these costs and any out-of-pocket costs related to the Reorganization, including legal and audit expenses and the expenses of preparation, assembling and mailing the Combined Prospectus/Information Statement. In the event that the Reorganization contemplated by the Plan is not consummated, then the Feeder Funds will, on a pro rata basis, bear all the costs and expenses incurred in connection with such Reorganization.

Combined Prospectus/Information Statement

8)	Please update the hyperlinked audited and unaudited financial statements and financial highlights on the cover page to refer to the Fund’s consolidated financial statements.

The Registrant has updated the disclosure accordingly in the Revised N-14 8C Registration Statement.

9)

Please confirm the presentation of the senior securities information in the Fund’s financial highlights conforms with Instruction 2 of Item 4.3 on Form N-2. To the extent it does not conform, please confirm that the presentation of senior securities will conform with N-2 requirements going forward.

The Registrant confirms that the presentation of the senior securities information in the Fund’s financial highlights will conform with Instruction 2 of Item 4.3 on Form N-2.

10)	Please confirm in correspondence that the fees presented in the fee table beginning on page 13 represent the Funds’ current fees in accordance with Item 3 of Form N-2.

The Registrant so confirms.

11)

The N-14 8C Registration Statement states on page 14 that, “However, through its investment in a Feeder Fund, each shareholder of a Feeder Fund will indirectly bear a portion of the Reorganization costs paid by the Master Fund.” Please disclose the total Reorganization costs that will be allocated to the Fund in dollars and in basis points. Please also note these costs are not reflected in the fee table.

The Registrant has added the following after the sentence referenced above: The Reorganization costs allocated to the Master Fund are expected to be approximately $436,500 or 0.03% of Fund assets, which are not reflected in the fee table below.

12)	Please confirm in correspondence if the consummation of the Reorganization is contingent upon the merger of each Feeder Fund into the Fund.

The Registrant confirms that the consummation of the Reorganization is contingent upon the merger of each Feeder Fund into the Fund.

13)	Please revise the fee table on page 13 to:

a.	illustrate the fund level fees and expenses that would flow through to each Feeder Fund.

The Registrant has made the requested change.

b.	restate the management fee and incentive fee of the Fund to show the change in fees noted in footnote 4 of the fee table as if such fee changes had been in place for a full fiscal year.

The Registrant has made the requested change.

c.	include any voluntary waivers of the Feeder Funds in the footnotes, if applicable.

The Registrant has included expense reimbursements of the Feeder Funds in the footnotes.

14)	Please confirm in correspondence that any expenses subject to recapture from the Funds will not be carried over and subject to recapture from the merged Fund.

The Registrant so confirms.

15)	Please confirm in correspondence that any expenses subject to recapture from the Funds will not be accelerated as a result of the Reorganization.

The Registrant so confirms.

16)	Please update the Expense Examples to reflect any changes made to the fee table.

The Registrant has updated the disclosure accordingly.

17)

Discussion of the factors contemplated by the Fund’s Board of Trustees in the approval of the Reorganization is noted on page 33. Please disclose whether the Fund’s Board of Trustees also considered any benefits to the Adviser, such as managing less funds or waiving less fees, or any other alternatives to the Reorganization.

The Registrant will revise the fifth bullet point under the Reasons for the Reorganization as follows: Reorganizing the Funds into a single fund is expected to improve operational efficiencies for the Adviser and the Master Fund and is expected to eliminate any future expense reimbursements by the Adviser.

18)

The N-14 8C Registration Statement discusses the capital loss carryover of the Master Fund on page 34. Please disclose whether the Feeder Funds have any capital loss carryforwards and include disclosure of the potential limitation on the usage of such carryforwards, if applicable.

The Registrant will disclose that the Feeder Funds have capital loss carryovers and the potential limitation on the usage of such capital loss carryovers.

19)	Please illustrate any adjustments due to the Reorganization in an additional column or through footnotes explaining the adjustment in the Capitalization Table on page 35.

The Registrant has added the requested disclosure in the Revised N-14 8C Registration Statement.

20)	Please confirm whether there will be any repositioning of the Fund’s portfolio in connection with the Reorganization or as a direct result of the Reorganization.

The Registrant confirms that there will be no repositioning of the Fund’s portfolio in connection with, or as a direct result of, the Reorganization.

Statement of Additional Information

21)	Please update the chart under the section entitled “Note 2—Net Assets” on page B-41 in accordance with any changes made to the Capitalization Table.

The Registrant has updated the chart accordingly.

22)	In the chart under the section entitled “Note 3—Pro Forma Adjustments” on page B-41:

a.	Please explain why management fees are increasing.

The amount of the Master Fund’s management fees will increase after the Reorganization because the amount of the Master Fund’s gross assets will increase as a result of the Reorganization. The Feeder Funds’ assets, comprised primarily of cash, will transfer to the Master Fund in the Reorganization.

b.	Please clarify whether the Professional Fees adjustment applies to one Feeder Fund or all the Feeder Funds.

The Professional Fees adjustment applies to all of the Feeder Funds.

23)

Please update the first sentence under the section entitled “Note 4—Reorganization Costs” on page B-41 to state the expected cost of the Reorganization and that the Feeder Funds will bear all the costs and expenses incurred in connection with the Reorganization to the extent it is not consummated.

The Registrant has updated the requested disclosure.

24)	Please reflect any changes made to the Capitalization Table on page B-42.

The Registrant confirms the requested disclosure has been updated.

DISCLOSURE COMMENTS

25)	In the shareholder letter and elsewhere, where appropriate, please indicate what is prompting the collapse of the Feeder Funds into the Master Fund. What has changed?

The following disclosure has been added to the shareholder letter and throughout the Revised N-14 8C Registration Statement, as appropriate:

The Funds’ investment adviser, FS Global Advisor, LLC (the “Adviser”), determined that the Funds’ master-feeder structure was no longer desirable due to the fact that no future offerings of Feeder Fund common shares are anticipated, and the combined Fund will be better positioned for the post-offering stage of the Funds. The Adviser and the Boards also considered the future prospects of the Funds if the Reorganization is not effected, including the increased costs and operational inefficiencies of maintaining the master-feeder structure.

26)	In the shareholder letter, describe briefly any other differences that would follow the Reorganization. For example, how does the Reorganization impact shareholders?

The following disclosure has been added to the shareholder letter in the Revised N-14 8C Registration Statement:

The investment objectives, strategies, and principal risks of the Feeder Funds and Master Fund will be substantially identical after the Reorganization, and the overall Fund expenses are expected to be lower or remain the same following the Reorganization. As a result of the Reorganization, however, the shareholders of the Feeder Funds will hold a smaller percentage of ownership in the combined fund than he or she held in the Feeder Funds prior to the Reorganization. The outstanding preferred shares of the Master Fund will rank senior to the common shares in right of payment of dividends and the distribution of assets upon the dissolution, liquidation or winding up of the affairs of the Master Fund. The Funds do not anticipate any other material changes for shareholders resulting from the Reorganization.

27)	In the Questions and Answers (“Q&A”) section, briefly highlight the operating efficiencies anticipated.

The relevant disclosure has been revised as follows in the Revised N-14 8C Registration Statement:

The Boards have determined that, after the Reorganization, shareholders of the Feeder Funds may benefit, among other things, from lower overall Fund expenses and improved operating efficiencies by combining six substantially similar funds that are managed by the same investment adviser and serviced by the same service providers.

28)

In the Q&A, please explain how the Reorganization will affect the shareholders of the Funds. What will happen to shareholders as a result of the Reorganization? If the Reorganization will not otherwise impact shareholders, please state so in the Q&A.

The following disclosure has been added to the relevant Q&A in the Revised N-14 8C Registration Statement:

The investment objectives, strategies, and principal risks of the Feeder Funds and Master Fund will be substantially identical after the Reorganization, and the overall Fund expenses are expected to be lower or remain the same following the Reorganization. Additionally, the rights and preferences of common shares to be received in the Reorganization are similar in all material respects to the rights and preferences associated with Feeder Fund shares. The Funds do not anticipate any other material changes for shareholders resulting from the Reorganization.

29)

In the Q&A regarding how the Reorganization will affect shareholders of the Funds, please confirm that the rights and preferences of common shares to be received in the Reorganization are similar in all material respects to the rights and preferences associated with Feeder Fund shares.

Please see the response to comment 28 above.

30)	In the Q&A regarding who will pay for the Reorganization, please provide an estimate of the costs of the Reorganization.

The relevant Q&A has been revised to note that the costs of the Reorganization are expected to be approximately $436,500.

31)	With respect to the fee table included in the Q&A, please provide supplementally an explanation as to why the management fees will increase after the Reorganization.

As noted above in response to comment 6, the amount of the Master Fund’s management fees will increase after the Reorganization because the amount of the Master Fund’s gross assets will increase as a result of the Reorganization. The Feeder Funds’ assets, comprised primarily of cash, will transfer to the Master Fund in the Reorganization.

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at 312-569-1107.

Sincerely,

/s/ David L. Williams
David L. Williams

cc:	Stephen S. Sypherd